SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Movie Star, Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
624591103
(CUSIP Number)

TTG Apparel, LLC
287 Bowman
Purchase, NY 10577
(914) 251-1825
Attn.: Manager

With a copy to:

Christopher J. Douglass, Esq.
Wildman, Harrold, Allen & Dixon LLP
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 6 pages)

CUSIP No. 624591103	13D	Page 2 of 10

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TTG Apparel, LLC I.R.S. Identification No. 30-0228691
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,532,644
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 3,532,644
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,644
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 624591103	13D	Page 3 of 10

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, Par Value $0.01 Per Share (the “Common Stock”) of Movie Star, Inc., a New York corporation (the “Issuer”), and amends and restates a statement on Schedule 13D filed on February 18, 2004, as amended and restated on November 14, 2006. The Issuer’s principal executive offices are located at 1115 Broadway, New York, New York 10010.

Item 2. Identity and Background

This Schedule 13D is being filed by TTG Apparel, LLC, a Delaware limited liability company (“TTG”), sometimes referred to hereafter as the “Reporting Person.”

TTG's principal executive offices are located at Riverview at Purchase, 287 Bowman, Purchase, New York 10577. TTG was formed for the purpose of investing in the Issuer.

The sole controlling person of TTG (the “Covered Person”) is Michael T. Tokarz, the Manager of the Reporting Person. The Covered Person is a United States citizen, and his business address is 287 Bowman, Purchase, New York 10577. The Covered Person is presently principally employed as the Managing Member of The Tokarz Group, LLC, an entity that makes and oversees various investments and Chairman of MVC Capital, Inc., an entity that makes and oversees various investments. The Covered Person directly owns no Common Stock.

During the last five years, neither the Reporting Person nor the Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 3,532,644 shares of Common Stock reported herein as having been acquired by TTG was $6,005,494.80 and was paid with company funds.

Item 4. Purpose of the Transaction.

On December 18, 2006, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with FOH Holdings, Inc. (“FOH”), a Delaware corporation and the parent company of Frederick’s of Hollywood, Inc., and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into FOH, with FOH continuing as the surviving corporation as a wholly-owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger, the Issuer will change its name to Frederick’s of Hollywood Group Inc. The Covered Person is the sole owner of Tokarz Investments, LLC (“Tokarz Investments”), which owns approximately 50% of the outstanding stock of FOH.

CUSIP No. 624591103	13D	Page 4 of 10

Upon completion of the Merger, each share of common stock of FOH (“FOH Common Stock”) that is outstanding at the effective time of the Merger (the “Effective Time”) will be converted into the right to receive shares of Common Stock equal to the product of (i) 0.8 multiplied by (ii) the number of shares of FOH Common Stock held by each stockholder of FOH immediately prior to the Effective Time multiplied by (iii) an exchange ratio of 17.811414 (the “Exchange Ratio”) plus the right to receive the distributions, if any, under the escrow established pursuant to the Escrow Agreement (as defined below), as described below (the “Merger Consideration”). As a result of the Merger, the Issuer anticipates issuing approximately 23.7 million shares of Common Stock to the stockholders of FOH as Merger Consideration. Approximately 11.85 million of these shares will be issued to Tokarz Investments.

In connection with the transactions contemplated by the Merger Agreement, the Issuer and designated representatives of the holders of FOH Common Stock have agreed, to enter into an escrow agreement at the Effective Time with an escrow agent (the “Escrow Agreement”) whereby 20% of the number of shares of FOH Common Stock held by each stockholder of FOH immediately prior to the Effective Time multiplied by the Exchange Ratio will be issued and deposited into escrow to cover indemnification claims by the Issuer for certain matters, including breaches of representations, warranties and covenants. Shares remaining in escrow will be released following the 18 month anniversary of the Effective Time, subject to extension under certain circumstances. Similarly, treasury shares of Common Stock representing 7.5% of the aggregate number of shares of issued and outstanding shares of Common Stock prior to the Effective Time will be deposited into escrow to cover any indemnification claims by FOH’s stockholders, which shares shall be returned to the Issuer following the 18 month anniversary of the Effective Time, subject to certain conditions and to the extent not used to satisfy indemnification claims. The Merger Agreement includes customary representations, warranties and covenants of the Issuer and FOH.

In connection with the transactions contemplated by the Merger Agreement, the Issuer will be seeking the approval by a majority of the Issuer’s stockholders not affiliated with TTG of (i) the issuance of the shares of Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement, including pursuant to the Merger, the Rights Offering (as defined below) and the issuance of shares of Common Stock upon the exercise of the Guarantor Warrants (as defined below) and conversion of the Series A Preferred Stock (as defined below) (the “Share Issuance”) and (ii) the amendment of the Issuer’s Certificate of Incorporation to increase its authorized shares of Common Stock and preferred stock (the “Charter Amendment”).

The completion of the Merger is subject to various customary conditions, including obtaining the requisite approval of the Issuer’s stockholders. The Merger Agreement also includes customary termination provisions for both the Issuer and FOH and provides that, in connection with the termination of the Merger Agreement under specified circumstances relating to the receipt by the Issuer of a proposal that is superior to the transaction with FOH, the Issuer may be required to pay FOH a termination fee of $300,000 plus the reimbursement of the reasonable fees and expenses of FOH and its stockholders relating to the Merger.

CUSIP No. 624591103	13D	Page 5 of 10

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on December 20, 2006 and is incorporated by reference herein.

On December 18, 2006 in connection with the Merger Agreement, TTG and the Issuer entered into a voting agreement (the “Voting Agreement”), and following the execution and delivery of the Merger Agreement, FOH, Fursa Alternative Strategies, LLC (formerly known as Mellon HBV Alternative Strategies, LLC) (“Fursa”), Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company and Axis RDO Ltd., a company incorporated in the Bahamas (collectively, the “Fursa Standby Purchasers”), Fursa SPV LLC (formerly known as Mellon HBV SPV LLC), a Delaware limited liability company (“Fursa SPV”) and Fursa Master Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Master Rediscovered Opportunities Fund L.P.), a Delaware limited partnership (“Fursa Master Rediscovered,” and together with Fursa SPV, the “Fursa Debt Holders;” the Fursa Debt Holders and the Fursa Standby Purchasers are hereafter collectively referred to as the “Fursa Managed Accounts”), Tokarz Investments and the Issuer entered into a stockholders agreement (the “Company Stockholders Agreement”). Pursuant to the Voting Agreement, subject to the specified conditions TTG agreed to vote in favor of the transactions contemplated by the Merger Agreement, including the Share Issuance and the Charter Amendment, granted a proxy in favor of the Issuer and agreed not to transfer any shares of Common Stock prior to the Effective Time. Pursuant to the Company Stockholders Agreement, Fursa, the Fursa Managed Accounts and Tokarz Investments agreed, among other things, to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, not to transfer any shares of FOH Common Stock owned by them prior to the Effective Time, other than in connection with the Merger or to their Affiliates or managed funds and accounts and to not solicit or accept any third party proposals involving a merger or acquisition of FOH. In addition, pursuant to the Company Stockholders Agreement, the Fursa Debt Holders which hold FOH indebtedness, agreed with the Issuer that in connection with the consummation of the transactions contemplated by the Merger Agreement, they would cancel $7.5 million of such indebtedness in exchange for shares of a new series of the Issuer’s Series A 7.5% Convertible Preferred Stock (the “Series A Preferred Stock”).

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement and the Company Stockholders Agreement, copies of which are filed as Exhibits 2.2 and 10.1, respectively, to the Form 8-K filed by the Issuer on December 20, 2006, and are incorporated by reference herein.

CUSIP No. 624591103	13D	Page 6 of 10

In connection with the transactions contemplated by the Merger Agreement, the Issuer has agreed to issue to its current stockholders non-transferable rights (the “Rights”) to purchase an aggregate of $20 million of new shares (the “Rights Shares”) of Common Stock (the “Rights Offering”). The Merger is conditional on a successful closing of the Rights Offering.

In connection with the proposed Rights Offering, on December 18, 2006, the Issuer entered into a standby purchase agreement (the “Standby Purchase Agreement”) with Fursa, the Fursa Standby Purchasers, Tokarz Investments and TTG (collectively, the “Standby Purchasers”). Pursuant to the Standby Purchase Agreement, TTG has agreed that it will not and shall cause its affiliates not to purchase from the Issuer any of the Rights Shares that will be available for purchase by TTG and/or any of its affiliates pursuant to its Rights under the Rights Offering. The Standby Purchase Agreement also provides that, if and to the extent the Rights Shares are not purchased by the Issuer’s stockholders pursuant to the exercise of Rights (such shares not purchased, the “Unsubscribed Shares”), the Standby Purchasers will purchase from the Issuer, at the subscription price of the Rights Shares (the “Subscription Price”), such Unsubscribed Shares as necessary to ensure the issuance of $20 million of Rights Shares, with the Fursa Managed Accounts purchasing, on a several but not on a joint and several basis, 50% of such amount of Unsubscribed Shares and TTG and Tokarz Investments purchasing the remaining 50% of such amount of Unsubscribed Shares. As consideration for the Standby Purchasers’ commitments, the Issuer would issue warrants (the “Guarantor Warrants”) with an exercise price equal to the Subscription Price, representing the right to purchase in the aggregate shares of Common Stock equal to 10.5% of the Rights Shares.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Standby Purchase Agreement, a copy of which is filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein. The form of Guarantor Warrant is an exhibit to both the Merger Agreement and the Standby Purchase Agreement, copies of which are filed as Exhibits 2.1 and 10.2, respectively, to the Form 8-K filed by the Issuer on December 20, 2006, and are incorporated by reference herein.

The Merger Agreement provides that in connection with the consummation of the transactions contemplated thereby, the Issuer will enter into an agreement with Fursa (on its behalf and on behalf of the Fursa Managed Accounts), Tokarz Investments and TTG (the “Shareholders Agreement”) whereby such stockholders will agree, among other things, to certain restrictions on (i) acting together with respect to their shares of Common Stock, (ii) increasing their ownership positions in the Issuer, (iii) transferring their securities of the Issuer and (iv) voting for directors. These provisions will be applicable during the 18 months following the consummation of the Merger. Also during this 18-month period, the Board of Directors will be subject to specified supermajority voting requirements as set forth in the Charter Amendment, and which are discussed in Section 5.03 of the Form 8-K filed by the Issuer on December 20, 2006.

In connection with the consummation of the transactions contemplated by the Merger Agreement, the Issuer will enter into a registration rights agreement with Fursa (on its behalf and on behalf of the Fursa Managed Accounts), Tokarz Investments and TTG pursuant to which the Issuer will grant certain demand and “piggyback” registration rights to such parties (the “Registration Rights Agreement”). The form of the Registration Rights Agreement is an exhibit to both the Merger Agreement and the Standby Purchase Agreement, copies of which are filed as Exhibits 2.1 and 10.2, respectively, to the Form 8-K filed by the Issuer on December 20, 2006, and are incorporated by reference herein.

CUSIP No. 624591103	13D	Page 7 of 10

Forms of the Charter Amendment, the Escrow Agreement and the Shareholders Agreement are each exhibits to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein.

On December 18, 2006, the Issuer’s Board of Directors approved Amended and Restated By-Laws that will become effective upon consummation of the Merger. A copy of the Amended and Restated By-Laws is filed as Exhibit 3.4 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein.

The information set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Issuer on December 20, 2006 and the exhibits attached thereto, all of which are incorporated herein by reference.

TTG originally purchased its shares of Common Stock based on its belief that the Common Stock represented an attractive investment opportunity. If the Merger and the related transactions described in the previous paragraphs are not consummated, and depending on overall market conditions, other investment opportunities available to TTG, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, TTG may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as TTG may deem advisable.

If TTG decides to increase its position in the Issuer, TTG may also evaluate various possible alternatives with respect to its investment in the Common Stock, including alternatives intended to increase shareholder value in the Common Stock. Such alternatives may include possible courses of action with respect to the Issuer set forth in clauses (a) through (c) and (e) through (j) of Item 4 of the Schedule 13D form. TTG intends to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing. It also may determine to hold shares of the Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5. Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

(a) The aggregate percentage of the Common Stock reported owned by the Reporting Person named herein is based upon 15,792,787 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

CUSIP No. 624591103	13D	Page 8 of 10

As of the close of business on December 19, 2006, the Reporting Person owns 3,532,644 shares of Common Stock, constituting approximately 22.4% of the shares of Common Stock outstanding.

(b) The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this Schedule 13D.

(c) During the past 60 days, the Reporting Person has not effected any transactions in Common Stock.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or the Covered Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

Except as described in this Schedule 13D, neither the Reporting Person nor the Covered Person presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger and Reorganization, dated as of December 18, 2006, by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 2
Voting Agreement, dated as of December 18, 2006 by and between Movie Star, Inc., a New York corporation, TTG Apparel, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 3	Form of Amended and Restated By-Laws of Frederick’s of Hollywood Group Inc. (incorporated by reference to Exhibit 3.4 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

CUSIP No. 624591103	13D	Page 9 of 10

Exhibit 4
Stockholders Agreement, dated as of December 18, 2006, by and among Movie Star, Inc. a New York Corporation, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, and its affiliated and/or managed funds and accounts listed in paragraph (a) of Schedule 1 thereto, Fursa SPV LLC and Fursa Master Rediscovered Opportunities Fund L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 5
Standby Purchase Agreement, dated as of December 18, 2006 by and among Movie Star, Inc., a New York corporation, TTG Apparel, LLC, a Delaware limited liability company, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company and Axis RDO Ltd., a company incorporated in the Bahamas (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

CUSIP No. 624591103	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2006

TTG Apparel, LLC

/s/ Michael T. Tokarz

Michael T. Tokarz, Manager